

02041277



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
6-3-02

For the month of June 2002

(Commission File No. 333-13950)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F __

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __ No **X**



Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, June 14, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: **Payment of Intermediary Interests on Own Capital**
. Banco Bradesco S.A.

      The Board of Executive Officers of this Bank, in a meeting held on this date, decided to propose to the Board of Directors, in a meeting to be held on 6.28.2002, the payment to the Company's stockholders, pursuant to the Corporate Bylaw and legal provisions, of Intermediary Interests on Own Capital related to the period of the 1st half 2002, **in the amount of R\$0,0705900 for common and R\$0,0776490 for preferred stocks, both per lot of one thousand shares, equivalent to 6 regular monthly interests on Own Capital payments,** benefiting the stockholders registered in the Company's records on that date (6.28.2002).

      Upon approval of the proposal, payment will be made on 7.29.2002, at the net amount of **R\$0,060 for common and R\$0,066 for preferred stocks, both per lot of one thousand shares,** after deduction of Income Withholding Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from the respective taxation, which will receive the declared amount.

      The respective Interests on Own Capital will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

      The Interests on Own Capital relating to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, and will be transfered to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director



Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, June 17, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Monthly Interest on Own Capital
. Banco Bradesco S.A.

       The Board of Executive Officers of this Bank, in a meeting held on this date, decided to propose to the Board of Directors, in a meeting to be held on July 1, 2002, the payment to the Company's stockholders, pursuant to bylaw and legal provisions, of interest on own capital related to the month of July/2002, **in the amount of R\$0,0117650 for common stock and R\$0,0129415 for preferred stock, both per lot of one thousand stocks**, benefiting the stockholders registered in the Company's records on that date (7.1.2002).

       Upon approval of the proposal, payment will be made on 8.1.2002, at the net amount of **R\$0,010 for common stock and R\$0,011 for preferred stock, both per lot of one thousand stocks** for those shareholders with stock position equal to or over 100,000 shares, after deduction of Income Withholding Tax of fifteen percent (15%), except for the corporate entity stockholders that are exempt from this taxation, which will receive the declared amount.

       For those with stock position up to 99,999 shares, the payment will be made on 1.2.2003, but may be antecipated if the shareholder presents a written request for that purpose.

       The respective interest will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

       The interest relating to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, independently the stockholder position which will be transfered to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: June18 , 2002

By:_____

Name: Luiz Carlos Trabuco Cappi
Title: Executive Vice President and
      Investor Relations Director